EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

PLACE OF
SUBSIDIARY	INCORPORATION	D/B/A NAME

Datawatch International Limited	England and Wales	Datawatch International Limited

Datawatch Pty Ltd.*	Australia	Datawatch Pty Ltd.

Datawatch GmbH*	Germany	Datawatch GmbH

Datawatch Analytics (Singapore) Pte Ltd. *	Singapore	Datawatch Analytics (Singapore) Pte Ltd.

Datawatch AB	Sweden	Panopticon Software AB

Angoss Software Corporation	Canada	Angoss Software Corporation

Angoss Software Limited**	England and Wales	Angoss Software Limited

__________

*	All of the shares of capital stock of Datawatch Pty Ltd., Datawatch Europe Limited, Datawatch GmbH and Datawatch Analytics (Singapore) Pte Ltd. are owned by Datawatch International Limited.

**	All of the shares of capital stock of Angoss Software Limited are owned by Angoss Software Corporation.